

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2012

Via E-mail
John Fredriksen
Chief Executive Officer
Frontline Ltd.
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda

> **Re: Frontline Ltd.**
> **Registration Statement on Form F-3**
> **Filed November 29, 2012**
> **File No. 333-185193**

Dear Mr. Fredriksen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 5

If we enter into charter agreements, page 5

1. You disclose that your vessels made port calls to countries such as Cuba, Iran, Sudan and Syria which are designated by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We are aware of 2012 news articles reporting that you would no longer send vessels to ports in Iran, would stop loading cargoes from Iran, and would

stop Iranian oil purchases. Please tell us about any contacts with Cuba, Iran, Sudan and Syria since your letter to us of November 22, 2010. Describe to us the nature and extent of your past, current, and anticipated contacts with those countries since your letter, whether through subsidiaries, charterers, distributors, or other direct or indirect arrangements. Your response should describe any products and services you have provided to those countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of your contacts with Cuba, Iran, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.

3. We note your disclosure about the Iran Threat Reduction and Syria Human Rights Act of 2012. Please tell us about the impact of the Act on your company and business.

Exhibit 5.1

4. Please refer to paragraphs 5.11 and 5.13. It is inappropriate for counsel to assume readily ascertainable facts and related legal conclusions under Bermuda law. In this regard, please remove the assumption in paragraph 5.11 that the Resolutions "were duly passed by the duly appointed directors of the Company at a meeting which was duly convened and at which a duly constituted quorum was present and voting throughout and that any provisions contained in the Companies Act 1981 (the "Act") or the Bye-laws of the Company relating to the declaration of directors' interests were duly observed and that such resolutions have not been amended or rescinded and are in full force and effect." Please also remove the assumption in paragraph 5.13 that "the Resolutions represent the only Board actions taken with respect to the Securities."

5. Please confirm to us that you will file an unqualified legal opinion with every takedown. Refer to Section II.B.2.a in Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 if you have questions regarding these comments.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Gary J. Wolfe, Esq.
        Seward & Kissel LLP